Isos Acquisition Corporation

55 Post Road West, Suite 200

Westport, CT 06880

November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Don Field

Re:	Isos Acquisition Corporation

Registration Statement on Form S-4

Filed July 22, 2021, as amended

File No. 333-258080

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Isos Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Monday, November 8, 2021, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Javad Husain of Hughes Hubbard & Reed LLP at (857) 225-6204 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Winston Meade
Name:	Winston Meade
Title:	Chief Financial Officer

cc:	Hughes Hubbard & Reed LLP

Paul, Weiss, Rifkind, Wharton &

Garrison LLP